Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Cheddar TV: Grayscale Chief Legal Officer Craig Salm

KRISTEN SCHOLER: And joining me now to break down what it means for our viewers is Craig Salm, the chief legal officer at Grayscale Investments. Craig, welcome.

GRAYSCALE CHIEF LEGAL OFFICER, CRAIG SALM: Kristen, thank you so much for having me.

SCHOLER: Well congratulations I'll start with that.

SALM: Thank you.

SCHOLER: This is great news for Grayscale.

SALM: Yes. This is a historic milestone. Not just for Grayscale, but really for GBTC and its investors and the bitcoin and crypto communities overall. for the first time ever we have bitcoin ETFs trading in the U.S. today.

SCHOLER: Okay. So why would someone seek out a bitcoin ETF versus bitcoin itself?

SALM: There's a lot of investors that want to express their view in bitcoin and invest in it. But for regulatory or other certain reasons can't go through an exchange for instance. what they can do is invest in an ETF wrapper, that's the kind of transparent, familiar structure that they use for their other investments, whether it's stocks, bonds, other commodities. Now they can do that with bitcoin and with GBTC. it just opened up on New York Stock Exchange, the largest bitcoin fund in the world. The second largest commodity ETF in the entire world. The volume today we're seeing is very strong, very liquid and the fact that the product is available today in the U.S. just couldn’t be a more historic milestone.

SCHOLER: And you've had a first hand in this process, in this journey of getting these products actually approved. Talk to me about that.

SALM: That's right. So just taking a step back. We filed to uplist GBTC as a spot bitcoin ETF back in October of 2021. The reason we did that was because that was the first time in the U.S. that you had another kind of bitcoin ETF, Bitcoin futures, trading. And so to us, if the commission is okay with bitcoin futures ETFs, it should also be ok with spot bitcoin ETFs. Unfortunately, we were denied. And on that same day we filed a lawsuit in the DC Circuit challenging that decision, working with Davis Polk and Don Verrilii who is a former solicitor general of the Obama administration. Putting together really a best-in-class legal team culminated in the court victory that we had back in August of last year. And that really paved the way i think for the commission to approve these products and you see that in the approval order and the statements that are coming. So we think it really, you know, blazed a trail for these products to exist.

SCHOLER: So let's talk more about that trailblazing process. What kind of precedent does this send or what kind of opportunities does this open to investors who are interested in the cryptocurrency space?

SALM: You now have bitcoin, the largest digital asset, in a regulatory wrapper. that just further brings bitcoin into the regulatory perimeter.

SCHOLER: Yes

SALM: And i think that will have a lot of positive externalities for the other digital assets. we also have an ethereum product, ETHE, that's the largest ethereum fund in the world. We similarly have filed an application to uplist that product to NYSE Arca as well. And we look forward to bringing that through a four-stage product lifecycle we designed. We said, essentially, we did what we said we would do. We had a product that launched in 2013 and it has now become an ETF.

SCHOLER: Okay so let's talk about the role of regulators here. What sort of ease can that give investors in terms of feeling safe about investing in a cryptocurrency, an exchange traded fund that tracks a cryptocurrency. That historically has been very volatile.

SALM: Well, it's not the commission's job to make any sort of merit based view on any investment whether it's stocks or bitcoin. What they are doing is making sure the product has proper disclosures in place and make sure that it can trade, not susceptible to things like fraud or manipulation. The fact that you had our registration statement go effective yesterday as well as the form 19B4 reviewed which ensures the product can operate as an ETF get approved. Shows that those qualifications have been met. So we've done it with bitcoin. As i mentioned, GBTC starting in 2013, now an ETF. And we very much look forward to doing that with all the other digital assets we have products for.

SCHOLER: What are the projections in terms of how this will impact demand, specifically at Grayscale and for the broader cryptocurrency space with this decision by the SEC.

SALM: I think the demand has been there but there hasn’t been the vehicle to express that view. That vehicle being the ETF. Now that we have it with GBTC as well as several other products with a similar investment objective, I think you'll see the demand able to make that investment in those vehicles. So really a historic milestone.

SCHOLER: Okay. Very good to know. in terms of more products coming from your firm, what can our viewers expect?

SALM: So we have 17 digital asset products. All of them structured exactly like GBTC. We have a 4 stage product lifecycle starting off as a private placement, then obtaining a public quotation then making the product SEC reporting. up until that fourth and final stage of uplisting as an ETF. We've done the full life cycle with GBTC and we look forward to doing it with all of our products.

SCHOLER: Okay. So you're basically an issuer, right. for viewers following along at home who want to understand what role does Grayscale play in this space and how do i participate as well? You are issuing these ETFs that investors, our viewers can invest in directly. Is that right?

SALM: That's right. So Grayscale is the Crypto asset management firm. The products that we have, are the investment vehicles where they hold, for GBTC its bitcoin, for ETHE it’s ethereum. We take care of custody management, accounting statements, tax supporting records, all those things that investors don't really want to have to worry about if they want to make their crypto investment. That's why a lot of financial advisors, RAs, institutional investors look to us because they think, you know, an asset manager does those for other assets so why not for bitcoin.

SCHOLER: What do you think is the role of cryptocurrency? Why should it exist? For people who might say this is in competition with the U.S. dollar.

SALM: So bitcoin specifically has clearly shown its use case of being a digital gold of sorts. It has a lot of the same physical properties. But it does many of them even better because it's more transportable, it's fungible. You can send it anywhere in the world 24/7, it's really shown to be a store of value in that sense. Something like ethereum has more complex types of use cases that bitcoin can’t do using smart contracts. moving down the spectrum you have decentralized finance and then things like NFTs. So there's a whole host of use cases within crypto. We recently launched something called crypto sectors that, like traditional finance has different categorizations of different industries. within crypto you have the same thing, with defi and metaverse and gaming and other kinds of smart contract technology.

SCHOLER: Do you anticipate that with regulators approving these spot bitcoin ETFs that it might even manage, tame some of the volatility in bitcoin directly.

SALM: Difficult to say. with any new asset and technology, I think you're going to naturally see volatility there because as more use cases and more users or investors come on board, you're going to see them purchasing the assets and driving up the price and going through that kind of volatility. But i think what we're seeing is sort of a natural progression of more people being able to use the asset, the ETF being one such way that that happens because it really is an acces vehicle.

SCHOLER: Okay. Craig, big day for you and your company. Thank you so much. Congratulations again. We appreciate you joining us here on the floor of the stock exchange.

SALM: Thank you for having me.

SCHOLER: That's Craig Salm, chief legal officer at Grayscale Investments.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.